SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CorVu Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221011 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐]	Rule 13d-1(b)
[☐]	Rule 13d-1(c)
[☒]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221011 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ismail Kurdi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.K.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,674,492 (includes 45,000 shares that may be purchased upon exercise of currently exercisable options).

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,674,492 (includes 45,000 shares that may be purchased upon exercise of currently exercisable options).

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,674,492 (includes 45,000 shares that may be purchased upon exercise of currently exercisable options).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer CorVu Corporation
	(b)	Address of Issuer's Principal Executive Offices 3400 West 66th Street Edina, MN 55435

Item 2.
	(a)	Name of Person Filing See Cover Page Item 1
	(b)	Address of Principal Business Office or, if none, Residence 3400 West 66th Street Edina, MN 55435
	(c)	Citizenship See Cover Page Item 4
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number See Cover Page

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See Cover Page Items 5 through 11

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003
Date
/s/ Ismail Kurdi
Signature
Ismail Kurdi
Name/Title